FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Changes to Board Committees of AstraZeneca PLC ("AstraZeneca")

AstraZeneca announced today that Graham Chipchase, Non-Executive Director, has been appointed as a member of the Remuneration Committee with immediate effect. At the same time, Mr Chipchase has stepped down from the Audit Committee.

AstraZeneca also confirmed that, as previously indicated, Ann Cairns became a member of the Audit Committee upon her election to the Board on 24 April 2014.

The compositions of the Audit Committee and Remuneration Committee are now:

Audit Committee: Rudy Markham (Chairman), Bruce Burlington, Ann Cairns, Jean-Philippe Courtois, Shriti Vadera.

Remuneration Committee: John Varley (Chairman), Leif Johansson, Rudy Markham, Nancy Rothwell, Graham Chipchase.

This announcement is made pursuant to Listing Rule 9.6.11.

A C N Kemp
Company Secretary
6 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary